

Mail Stop 3561

January 25, 2016

Via E-mail
Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
4 Tri Harbor Court
Port Washington, New York 11050

> **Re: Aceto Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed September 11, 2015**
> **Response dated January 19, 2016**
> **File No. 0-04217**

Dear Mr. Roth:

We have reviewed your January 19, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2015 letter.

10-K for the Fiscal Year Ended June 30, 2015
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page 55

1. We have reviewed your proposed disclosures in response to our comment 3. Please also revise to include the following disclosures:

   - The income statement classification and amounts attributable to each type of collaborative arrangement for each period presented and
   - Separately disclose this information for any individually significant collaboration arrangements. If none of your collaboration arrangements are individually significant, please indicate this in your response.

Please provide us your proposed disclosures.

Schedule II, page 82

2. Your analysis of chargebacks, returns, rebates and sales discounts provided as part of your response to our comment 5 includes a line item entitled "credits taken against reserve". Please expand your disclosure to explain in further detail the nature of the credits taken against each type of reserve. To the extent that there are more than one type of credit impacting your reserves, such as changes in estimates, customer returns, etc., please expand your analysis to include separate disclosure of the nature and amounts of these credits to your accruals. Your revised disclosure should also explain the nature and timing of any facts or circumstances that resulted in any changes in estimates. In addition, please also explain the nature of the factors responsible for the following:

    •   Explain the reasons for the significant increases in the amounts charged to costs and expenses and the offsetting credits against your accrual for chargebacks during the fiscal years ended June 30, 2015 and 2014. Also, please explain why your accrual for chargebacks was significantly higher at June 30, 2015 than at June 30, 2014.
    •   Explain the reasons for the significant increases in the amounts charged to costs and expenses related to the accrual for sales returns during the fiscal years ended June 30, 2015 and 2014. Also, please explain the factors responsible for the increase in the accrual for sales returns as of June 30, 2015 as compared to June 30, 2014.

Please provide your proposed disclosures as part of your response

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining